Exhibit 99.4

MEMORANDUM OF AGREEMENT Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO in 1956. Code name SALEFORM 2012 Revised 1966, 1983 and 1986/87, 1993 and 2012 Dated: 7th july 2023 TANKPUNK INC. of Marshall Islandshereinafter called the “Sellers’’, have agreed to sell, and CRUDE OIL SERVICES INTERNATIONAL INC. of Marshall Islands hereinafter called the “Buyers”, have agreed to buy: Name of vessel: STEALTH BERANA IMO Number: 9437672 Classification Society: BV Class Notation: + HULL + MACH Oil tanker ESP Unrestricted navigation +AUT UMS, MON SHAFT , VCS TRANSFER, BWT Year of Build: 2010 Builder/Yard: SAMSUNG Flag: Liberia Place of Registration: GT/NT: 61341 / 35396 hereinafter called the “Vessel”, on the following terms and conditions: Definitions “Banking Days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) [and (add additional jurisdictions as appropriate)]. “Buyers’ Nominated Flag State” means Marshall Islands (state flag state). “Class” means the class notation referred to above. “Classification Society” means the Society referred to above. “Deposit” shall have the meaning given in Clause 2(Deposit) “Deposit Holder” means (state name and location of Deposit Holder) or, if left blank, the Sellers’ Bank, which shall hold and release the Deposit in accordance with this Agreement. “In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e mail or telefax. “Parties” means the Sellers and the Buyers. ? “Purchase Price” means the price for the Vessel as stated in Clause 1 (Purchase Price). “Sellers’ Account” means (state details of bank account) at the Sellers’ Bank. “Sellers’ Bank” means (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price. 1. Purchase Price The Purchase Price is USD 43 M cash . 2. Deposit As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of % ( per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the “Deposit”) in an interest bearing in sellers nominated bank account within five (5) Banking Days after the date that:

(i) this Agreement has been signed by the Parties and exchanged in original or by e mail or telefax; and (ii) the Deposit Holder has Confirmed in writing to the Parties that opened: • interest, it any, snail be credited to the BuyersBro Any fee Charged for holding and Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder 3. Payment Latest 1 year after the delivery of the Vessel, tha deposit shall be released to the seller,: and (ii) the balance of the full Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers’ Account. 4. Inspection have also inspected the Vessel at/in—(state place) on—(state date) and have to the terms and conditions of this Agreement . and without interference to Vessel schedule and to normal operation, prior to delivery of the Vessel. expense, an inspection in the presence of a Class surveyor (the Class surveyor is only to act in the* event of a dispute between Buyers and Sellers) and the Buyers (sech Gosts tG exc4ude gessmg up and gas ffeeing) and the Buyers as If the Classification surveyor recuires such the Inspector and Classification Society ’s attendance. whether same are accepted or not within (state date/period). the the (state within (state date/period). The The shall the Vossel examination by the Buyers. Tha sale Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the datelast day of the Period stated in Line 591, whichever i6 earlier.

Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of Buyers, whereafter this Agreement shall be null and void. *4 (a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) to apply. 5. Time and place of delivery and notices (a)The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at/in wW in the Sellers’ option. Notice of Readiness shall not be tendered before: 19 JULY 2023 in Sellers1 option cancelling Date (see clauses 5(c), 6 (a)(i), 6 (a) (iii)and 14): in Buyers’ option (b)The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with twenty (20), fifteen (15), ten (10), seven (7), five (5) and three (3) days’ approximate notice and one (1) days notice of the expected time date the Sellers intend to tender Notice of Readiness and of the intended place of delivery. When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery. (c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79. If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect. (e)Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void. 6. Drydocking/Divers Inspection (i) The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers’ representative(s) shall have the right to be present at the diver’s inspection as observer only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society s rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society’s attendance. Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost ) of repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established. (ill) If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the \/esseI at a port within the delivery as Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days. Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s If the rudder, propeller, Bottom or pans damaged or defective so as to affect the Vessel’s class, succ defects shall be made good at the Sellers’ cost and expense to the satisfaction of the Classification Society without and expenses, dues and fees to be drawn and surveyed by the Classification Society, the extent of the survey being in the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be Classification Society without condition/recommendation**.

The costs and expenses relating to the of the tailshaft system shall be borne by the out or it parts of the system are condemned or found or class in which case the Sellers shall pay these costs and expenses. in the drydock, as surveyor delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional the Vessel is still in to take Aii drydock or not. *6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply. â~…‘Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account 7. Spares, bunkers and other items The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, and on shore and on order. All spare parts as per class requirement and spare equipment including spare tail end shaft(s) and/or pare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment. Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: (include list) Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: (include list) Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced by the Sellers prior to delivery at their cost and expense. The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay for either: (a) *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or the current net market price of the Vessel or, if unavailable, at the nearest bunkering port, for the quantities taken over. Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price. “inspection” in this Clause 7, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date. *(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply. 5

8. Documentation The place of closing: to be mutually agreed In exchange of payment and delivery of the Vessel, the Buyers and the Sellers are to provide each other with their respective delivery documentation. Buyers and Sellers shall mutually advise their requirements and the same to be incorporated as an Addendum to this Agreement. Signing of such Addendum shall by no means delay signature of this Agreement by both parties. (a) in exchange for following delivery documents transferring title of the ano stating encumbrances and maritime liens or any ii Evidence that all necessary corporate, of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate); of the flag state Certificate or transcript of Vessel is registered and such authority to the closing meeting with the original to be sent to the Buyers as seen as possible after delivery of the Vessel Declaration of Class or (depending on the Certificate issued within banking Vessel is in Class free of condition/recommendation. other official and provide a certificate or other official evidence of deletion to the Buyers promptly and been delivered ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking viii Commercial Invoice for the Vessel 1 (*) A Vessel; 6

(xii) The Sellers letter of confirmation that to the best of their knowledge, the Vessel i6 not black listed by any nation or international organisation. (as appropriate). (c) If any of the documents listed in Sub clauses a) and (b) the Addendum as above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language. (d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub clause (a) and Sub clause (b) the Addendum as above for review and comment by the other party not later than (state number of days) or if left blank, nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. (e) Concurrent with the exchange of documents in Sub clauses (a) and (b) the Addendum as above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. (f) Other technical documentation which may be in the Sellers’ possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same. (g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers. 9. Encumbrances The Sellers warrant that the Vessel, at the time of delivery, is free from, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery. 10. Taxes, fees and expenses Any taxes, fees and expenses in connection with the purchase and registration in the Buyers’ Nominated Flag State shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account. 11. Condition on delivery The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over, otherwise in the same condition as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting of delivery. “Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account 12. Name/markings Upon delivery the Buyers MIGHT change the name of the Vessel and alter funnel markings. 13. Buyers’ default Should the Purchase Price not be paid in accordance with Clause 3(Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest. 14. Sellers’ default Should the Sellers fall to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the Deposit together with interest earned, if any, shall be released to them immediately. Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement. 15. Buyers’ representatives After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and Expense for a maximum of 14 days and will pay USD 25 each for every day onboard.. These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers’ representatives shall sign the Sellers’ P&l Club’s standard letter of indemnity prior to their embarkation. 16. Law and Arbitration (a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re enactment thereof save to the extent necessary to give effect to the provisions of this Clause. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced. Society of Maritime. Arbitrators, Inc. Society of Maritime Arbitrators, Inc. *16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply. 17. Notices All notices to be provided under this Agreement shall be in writing via broking channels. Contact details for recipients of notices are as follows: For the Buyers: For the Sellers: 18. Entire Agreement The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto. Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement. Any terms implied into this Agreement by any applicable statue or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud. A corporate performance guarantee to be given by the top holding co of the buyers to the sellers guaranteeing the performance of the moa and the payment of the 90 pct For and on behalf of the Sellers For and on behaf of the Buyers Name: Title: Name: Title: